P.E. 2/14/02

02014535

CONFORMED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FEB 14 2002

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 14, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Telekom Austria

Jet2web Telekom

Shareholder Information

Telekom Austria has been included in Dow Jones STOXX℠- Indices

Vienna, February 14, 2002 - Following a revision of Europe's leading group of indices "Dow Jones STOXX℠ " by Stoxx Limited, Telekom Austria (VSE:TKA; NYSE:TKA) has been included in two significant Dow Jones Stoxx indices, following its inclusion as the only Austrian company in the FTSE Eurotop 300 Index at the end of 2001. The inclusion in these leading European indices underlines the above-average performance of the Telekom Austria share price, which has increased by almost 60% since the beginning of 2001.

The quarterly assessment of listed European companies' free float value, and subsequent reshuffling of the indices' components, has resulted in the inclusion of Telekom Austria

- in the Dow Jones STOXX℠ Telecom index, and
- in the Dow Jones STOXX℠600 Index.

The update of the Dow Jones Stoxx℠ indices is scheduled for March 18, 2002. Telekom Austria's weighting in the two indices will be determined on March 15.

Contacts:

Telekom Austria AG
Hans Fruhmann
Investor Relations
+43-59059-1-20917
E-mail: hans.fruhmann@jet2web.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

By: /s/ Heinz Sundt
Name: Heinz Sundt
Title: Chief Executive Officer

By: /s/ Stefano Colombo
Name: Stefano Colombo
Title: Chief Financial Officer

Date: February 14, 2002